August 8, 2024

Sumit Mehta
Chief Executive Officer
Iris Parent Holding Corp.
6 Centerpointe Drive #625
La Palma, California 90623

       Re: Iris Parent Holding Corp.
           Amendment No. 3 to Registration Statement on Form S-4
           Filed August 7, 2024
           File No. 333-275409
Dear Sumit Mehta:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 5, 2024 letter.

Amendment No. 3 to Registration Statement on Form S-4
Risks Related to Liminatus's Intellectual Property
Liminatus depends significantly on intellectual property..., page 54

1. We note your disclosure on page 54 that Liminatus' exclusive license under the TDT agreement and Vaccine License will become a non-exclusive license upon Liminatus undergoing a change of control (as defined in the agreement), and your disclosure on page
       59, that upon a change of control, the licensors may have the right to terminate agreements or may reduce or eliminate Liminatus' rights under those agreements. Please disclose if the Business Combination would constitute a "change of control" for purposes of those agreements. If so, disclose whether the counterparties to those agreements have consented to the change of control. If such consents have not been obtained, please indicate whether the closing is conditioned upon receiving such consents and include more detailed disclosure regarding the related risks if such consents are not obtained.
 August 8, 2024
Page 2

General

2. We note your response to comment 2, including removing the opinion regarding the shares of ParentCo Common Stock that are issuable upon the exercise or redemption of the ParentCo Public Warrants in Exhibit 5.1. We also note your disclosure elsewhere that the date to complete your business combination is September 9, 2024. To the extent that the ParentCo Public Warrants are exercisable within one year of registration, please register the underlying shares of common stock in accordance with Securities Act
       Sections C&DI Question 103.04.
       Please contact Sasha Parikh at 202-551-3627 or Kevin Kuhar at 202-551-3662 if you
have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:   Chauncey M. Lane, Esq.